As filed with the Securities and Exchange Commission on December 23, 2025

Registration No. 333-284566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 5

to

Form S-11

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STRATCAP DIGITAL INFRASTRUCTURE REIT, INC.

(Exact name of registrant as specified in governing instruments)

30 Rockefeller Plaza, Suite 2050

New York, NY 10112

(475) 282-0861

(Address, including zip code, and telephone number, including, area code, of principal executive offices)

James Condon

30 Rockefeller Plaza, Suite 2050

New York, NY 10112

(475) 282-0861

(Name and address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Heath D. Linsky

Mary Katherine Rawls

Troutman Pepper Locke LLP

600 Peachtree St., NE, Suite 3000

Atlanta, GA 30308

(404) 885-3000

Approximate date of commencement of proposed sale to the public: This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-284566

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 5 (“Post-Effective Amendment”) to the Registration Statement (Registration No. 333-284566) (the “Registration Statement”) of StratCap Digital Infrastructure REIT, Inc. is filed pursuant to Section 462(d) of the Securities Act of 1933, as amended, solely to add certain exhibits not previously filed to the Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits

(b) Exhibits: The following exhibits are filed as part of this Post-Effective Amendment to the Registration Statement.

Exhibit No.	Description
10.1*

Equity Interest Purchase Agreement, dated as of December 22, 2025, by and among EverLink Towers, LLC, SWIF II Operating Partnership, LP, Vogue Towers II, LLC, and, solely for the purposes of certain sections thereof, StratCap Digital Infrastructure REIT, Inc. (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed December 22, 2025, and incorporated herein by reference).

10.2*

Equity Interest Purchase Agreement, dated as of December 22, 2025, by and among EverLink Towers, LLC, SWIF II Operating Partnership, LP, SWIF II Towers Co. Intermediate HoldCo II, LLC, SWIF II Investment Co. Towers II, LLC, SWIF II Investment Co. Towers I, LLC, and, solely for the purposes of certain sections thereof, StratCap Digital Infrastructure REIT, Inc. (filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed December 22, 2025, and incorporated herein by reference).

  *Certain schedules and exhibits have been omitted in accordance with Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 23, 2025.

STRATCAP DIGITAL INFRASTRUCTURE REIT, INC.

By:	/s/ James A. Condon
James A. Condon
President and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James A. Condon	President and Chairman of the Board of Directors	December 23, 2025
James A. Condon	(Principal Executive Officer)

/s/ Michael Weidner	Chief Financial Officer and Treasurer	December 23, 2025
Michael Weidner	(Principal Financial Officer and Principal Accounting Officer)

*	Director	December 23, 2025
Daniel Green

*	Director	December 23, 2025
Kathleen Mitchell

*	Director	December 23, 2025
Jeffrey Hersh

*	Director	December 23, 2025
Kimberly Arth

*	Director	December 23, 2025
Isiah Thomas

*	Director	December 23, 2025
Simon Mitchell

*	Director	December 23, 2025
Andrew Selim

*	Director	December 23, 2025
Adam Baxter

*By:	/s/ James Condon

James Condon
Attorney-in-fact